UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for February 14, 2014

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______________.

Enclosures: Trading statement for the six months ended 31 December 2013



Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:	JSE : SOL		NYSE : SSL
Sasol Ordinary ISIN codes: 	ZAE000006896  	US8038663006
Sasol BEE Ordinary Share code:   	JSE : SOLBE1
Sasol BEE Ordinary ISIN code:     	ZAE000151817
("Sasol" or "the Company")

Trading statement for the six months ended 31 December 2013

Sasol's headline earnings per share (HEPS) for the six months ended
31 December 2013 is expected to increase by between 22% and 28%, and earnings per share (EPS), for the same period, is expected to increase between 0% and 6%, compared to the prior comparable period. Excluding the impact of the impairment of our Canadian shale gas assets, EPS is expected to increase by between 44% and 50%.

Sasol's profitability for the first half of the 2014 financial year benefited from a strong group-wide operational performance, with Sasol Synfuels' production volumes remaining stable at 3,7 million tons for the period, despite a planned total and phased shutdown of the east factory during September 2013. Normalised Sasol Synfuels volumes increased by 3% on a comparable basis. Our ORYX GTL operations continue to exceed expectations with an average utilisation rate of 94% for the period under review. The benefit of a 19% weakening of the average rand/US dollar exchange rate and a slight improvement in chemical prices further supported Sasol's financial performance, despite the average Brent crude oil price remaining relatively flat. We expect our cost inflation for the period, normalised for the impact of the weaker rand, to be in line with market inflation.

Based on Talisman's announcement that it would sell its share in the Montney shale gas assets, coupled with a further decline of conditions in the North American gas market, Sasol undertook an evaluation of our share in the Montney assets. We have taken the decision to impair our Canadian gas investment by approximately R5,3 billion (CAD540 million). Notwithstanding, our investments in the Montney region continue to provide a strategic resource and gas price hedge for our North American downstream GTL plans.

During December 2013, Sasol signed an agreement to dispose of most of our Sasol Solvents Germany GmbH assets. The conclusion of the sale is dependent on certain conditions being met, including approval by the European anti-trust authorities. An impairment of R466 million
(Euro32 million) was recognised pertaining to the affected assets. It is expected, once final transaction approval has been obtained, that a loss on the disposal will be recognised during the second half of the 2014 financial year.

The disposal of our investment in Arya Sasol Polymer Company (ASPC) was completed on 16 August 2013 and the full purchase consideration has been received from the buyer. A final loss of R198 million has been recognised in the first half of the 2014 financial year on the disposal. The percentage increase in HEPS would have been higher if ASPC had been excluded from comparative periods.

Sasol maintains a low gearing and solid financial position, supported by continued strong cash generation from our global operations. We remain committed to our progressive dividend policy.

We continue to focus on those factors within our control including improved project execution, operational efficiencies, margin improvement and cost containment. We are making good progress on our business performance enhancement programme to ensure that Sasol remains competitive over the long-term. Further updates on this initiative will be communicated at our half-year end results announcement. Our cost inflation for the 2014 financial year, normalised for the impact of a weaker rand, is expected to be slightly above the indicative South African producers' price index trend.

This trading statement only deals with the comparison to the first half of the 2013 financial year. Guidance will be provided on the full 2014 financial year results when there is a reasonable degree of certainty in this regard.

As reported in our most recent Chief Financial Officer Letter, Sasol adopted IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, and IFRS 12, Disclosure of Interests in Other Entities effective from 1 July 2013. This will change the format of the reporting of Sasol's financial results, but will not significantly impact normal or headline earnings. As these standards have been applied with retrospective effect, we will restate our comparative financial results and financial position. Further guidance on the restated comparatives will be provided ahead of our results announcement for the six months ended 31 December 2013.

The financial information that this trading statement is based on has not been reviewed or reported on by the Company's external auditors.

Sasol's financial results for the six months ended 31 December 2013 will be announced on Monday, 10 March 2014.


14 February 2014
Johannesburg
Sponsor: Deutsche Securities (SA) Proprietary Limited

Forward-looking statements:

Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable.
These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. Words such as believe, anticipate, expect, intend, seek, will, plan, could, may, endeavour and project and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 9 October 2013 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.












SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






Date February 14, 2014			By: 	/s/ V D Kahla
					Name: 	Vuyo Dominic Kahla
					Title: 	Company Secretary